Exhibit 99.2

FIESTA RESTAURANT GROUP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Introduction

Throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD & A”) we refer to Fiesta Restaurant Group, Inc. as “Fiesta Restaurant Group” and together with its consolidated subsidiaries as “we”, “our” and “us” unless otherwise indicated or the context otherwise requires.

We own and operate two quick-casual restaurant brands, Pollo Tropical and Taco Cabana, through our wholly-owned subsidiaries Pollo Operations, Inc. and Pollo Franchise, Inc., (collectively “Pollo Tropical”) and Taco Cabana, Inc. and its subsidiaries (collectively “Taco Cabana”). We were incorporated in April 2011. In May 2011, Carrols Corporation (“Carrols” or “Parent Company”) contributed all of the outstanding capital stock of Pollo Tropical and Taco Cabana to Fiesta Restaurant Group in exchange for all of its outstanding capital stock and Fiesta Restaurant Group became a wholly-owned subsidiary of Carrols. Carrols is a wholly owned subsidiary of Carrols Restaurant Group, Inc., a publicly traded company (“Carrols Restaurant Group”). The management’s discussion and analysis of financial condition and results of operations discussed below has been prepared as if Fiesta Restaurant Group was in existence for all periods presented.

We use a 52-53 week fiscal year ending on the Sunday closest to December 31. All references herein to the fiscal year ended January 2, 2011 will be referred to as the fiscal year ended December 31, 2010. Similarly, all references herein to the three and nine months ended October 2, 2011 and October 3, 2010 will be referred to as the three and nine months ended September 30, 2011 and 2010, respectively. The fiscal year ended December 31, 2010 contained 52 weeks, and the three and nine months ended September 30, 2011 and 2010 each contained thirteen and thirty nine weeks, respectively.

The following MD&A is written to help the reader understand our company. The MD&A is provided as a supplement to, and should be read in conjunction with our Consolidated Financial Statements and the accompanying financial statement notes. The overview provides our perspective on the individual sections of MD&A, which include the following:

Company Overview—a general description of our business and our key financial measures.

Recent and Future Events Affecting Our Results of Operations—a description of recent events that affect, and future events that may affect, our results of operations.

Executive Summary—an executive review of our performance for the three months ended September 30, 2011.

Results of Operations—an analysis of our results of operations for the three and nine months ended September 30, 2011 compared to the three and nine months ended September 30, 2010, including a review of material items and known trends and uncertainties.

Liquidity and Capital Resources—an analysis of historical information regarding our sources of cash and capital expenditures, the existence and timing of commitments and contingencies, changes in capital resources and a discussion of cash flow items affecting liquidity.

Effects of New Accounting Standards—a discussion of new accounting standards and any implications related to our financial statements.

Forward Looking Statements—cautionary information about forward-looking statements and a description of certain risks and projections.

Company Overview

We own and operate two quick-casual restaurant brands, Pollo Tropical® and Taco Cabana®. Our Pollo Tropical restaurants offer a wide selection of tropical and Caribbean-inspired food, while our Taco Cabana restaurants offer a wide selection of fresh Tex-Mex and traditional Mexican food. Our differentiated brands are positioned within the quick-casual restaurant segment, which combines the convenience and value of quick-service restaurants with the menu variety, use of fresh ingredients, food quality, decor and service more typical of casual dining restaurants. As of October 2, 2011, we owned and operated a total of 249 restaurants across six states, which included 91 Pollo Tropical and 158 Taco Cabana restaurants.

We are franchising our Pollo Tropical restaurants primarily internationally and, as of October 2, 2011, we had 30 franchised restaurants located in Puerto Rico, Ecuador, Honduras, the Bahamas, Trinidad, Venezuela and on college campuses in Florida. We also have agreements for the future development of franchised Pollo Tropical restaurants in Panama, Tobago, Aruba, Curacao, Bonaire and Costa Rica. Although we are not actively franchising our Taco Cabana restaurants, we had five Taco Cabana franchised restaurants at October 2, 2011 located in the United States.

The following is an overview of the key financial measures discussed in our results of operations:

•

Restaurant sales consist of food and beverage sales, net of discounts, at our company-owned and operated restaurants. Restaurant sales are influenced by menu price increases, new restaurant openings, closures of restaurants and changes in comparable restaurant sales. Restaurants are included in comparable restaurant sales after they have been open for 18 months. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week year.

•

Cost of sales consists of food, paper and beverage costs including packaging costs, less purchase discounts. Cost of sales is generally influenced by changes in commodity costs, the sales mix of items sold and the effectiveness of our restaurant-level controls to manage food and paper costs. Key commodities, including chicken and beef, are generally purchased under contracts for future periods up to one year.

•

Restaurant wages and related expenses include all restaurant management and hourly productive labor costs, employer payroll taxes, restaurant-level bonuses and related benefits. Payroll and related taxes and benefits are subject to inflation, including minimum wage increases and increased costs for health insurance, workers’ compensation insurance and state unemployment insurance.

•	Restaurant rent expense includes base rent and contingent rent on our leases characterized as operating leases, reduced by the amortization of gains on sale-leaseback transactions.

•	Other restaurant operating expenses include all other restaurant-level operating costs, the major components of which are utilities, repairs and maintenance, real estate taxes and credit card fees.

•	Advertising expense includes all promotional expenses including television, radio, billboards and other sponsorships and promotional activities.

•

General and administrative expenses are comprised primarily of (1) salaries and expenses associated with the development and support of our brands and the management oversight of the operation of our restaurants;

(2) legal, auditing and other professional fees and stock-based compensation expense; and (3) allocated costs based on our pro-rata share of Carrols’ expenses for executive management, administrative support services and stock-based compensation expense.

•

Adjusted Segment EBITDA, which is the measure of segment profit or loss used by our chief operating decision maker for purposes of allocating resources to our segments and assessing their performance, is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense, other income and expense and gains and losses on the extinguishment of debt. Adjusted Segment EBITDA may not be necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

•

Depreciation and amortization expense primarily includes the depreciation of fixed assets, including equipment, owned buildings and leasehold improvements utilized in our restaurants and the depreciation of assets under lease financing obligations.

•

Interest expense, subsequent to August 5, 2011 consists of interest expense associated with our $200 million of 8.875% Senior Secured Second Lien Notes due 2016 (the “Fiesta Notes”), borrowings under our senior secured bank credit facility, the amortization of deferred financing costs, imputed interest expense on leases entered into in connection with sale-leaseback transactions which are accounted for as lease financing obligations and any gains and losses from the settlement of lease financing obligations. Prior to August 5, 2011, interest expense included an allocation of interest expense due to Carrols, based on amounts due to Carrols in each respective period.

Recent and Future Events Affecting our Results of Operations

Spin-off of Fiesta Restaurant Group

On February 24, 2011 Carrols Restaurant Group announced its intention to split its businesses into two separate, publicly-traded companies through the tax-free spin-off of our company to its stockholders. If the spin-off is consummated, our common stock will be distributed in the form of a pro rata dividend to the stockholders of Carrols Restaurant Group, and we would continue to own and operate our Pollo Tropical and Taco Cabana businesses. Carrols Restaurant Group would continue to own and operate its franchised Burger King restaurants through its subsidiaries Carrols and Carrols LLC.

We are implementing detailed plans for the proposed spin-off, including the separation plan, transaction structure and timing, composition of senior management and the boards of directors, capital structure and other matters. The spin-off will be subject to approval by our Board of Directors, customary regulatory and other approvals and the receipt of a favorable IRS tax ruling, among other things.

We believe that the proposed spin-off will enable each company to better focus on its respective opportunities as well as to pursue its own distinct operating plan and growth strategy. We expect to complete the spin-off in the first quarter of 2012; however there can be no assurance that we will complete the spin-off by then or at all.

Refinancing of Outstanding Indebtedness of Carrols and Consummation of Fiesta Restaurant Group Debt Agreements

On August 5, 2011, we and Carrols LLC each entered into new and independent financing arrangements, the proceeds from which were used to distribute funds to Carrols to enable Carrols to repay its existing indebtedness, as well as to pay all related fees and expenses.

On August 5, 2011 we sold $200 million of Fiesta Notes and entered into a $25 million senior secured revolving credit facility which was undrawn at closing. Effective with the issuance of the Fiesta Notes, amounts due to Carrols at August 5, 2011 were repaid and we will be independently funding our operations including payment to Carrols for our pro-rata share for executive management and administrative support provided by Carrols to us.

Lease Financing Obligations

We have previously entered into sale-leaseback transactions where Carrols Restaurant Group or Carrols guaranteed our related lease payments on an unsecured basis for 66 restaurants, or is the primary lessee on five of our restaurant leases. Such leases have been accounted for as financing leases in our standalone consolidated financial statements because the Carrols guarantees are considered guarantees from a related party, a form of continuing involvement under ASC 840-40, which precludes sale-leaseback accounting in our consolidated standalone financial statements. Under the financing method, the assets remain on our balance sheet and continue to be depreciated and the proceeds we received from these transactions are recorded as a lease financing liability. Rental payments under these leases are recorded as payments of imputed interest and deemed principal on the underlying financing obligations, rather than rent expense.

Upon the spin-off, we expect that a significant number of these financing leases will qualify for sale-leaseback accounting treatment by either the termination of Carrols’ guarantee of our lease payments upon the completion of the spin-off or, with respect to the leases in which guarantees remain, or where Carrols is the primary lessee on a limited number of our restaurant leases, the elimination of the conditions that resulted in the treatment as financing leases. Upon the spin-off, any remaining guarantees will no longer disqualify these transactions for sale-leaseback accounting due to the elimination, in accordance with ASC 840-40, of the related party relationship with Carrols.

On a pro forma basis as if the qualification of these as sale-leaseback transactions (and the treatment as operating leases) occurred as of January 1, 2010, restaurant rent expense would have been $6.4 million and $6.2 million for the three months ended September 30, 2011 and 2010, respectively, and $18.8 million and $18.6 million for the nine months ended September 30, 2011 and 2010, respectively; interest expense would have been $4.4 million and $2.5 million for the three months ended September 30, 2011 and 2010, respectively, and $8.8 million and $7.6 million for the nine months ended September 30, 2011 and 2010 respectively; and depreciation expense would have been $4.3 million for both the three months ended September 30, 2011 and 2010, and $13.0 million and $12.9 million for the nine months ended September 30, 2011 and 2010, respectively. Such pro forma financial information is included for informational purposes only, and may not be indicative of what actual financial information would have been had the lease accounting adjustments in connection with the spin-off occurred on January 1, 2010. In addition, such pro forma financial information does not purport to present our financial information or financial results for future periods.

Executive Summary—Operating Performance for the Three Months Ended September 30, 2011

Total revenues increased 8.9% in the third quarter of 2011 to $121.2 million from $111.3 million in the third quarter of 2010. Comparable restaurant sales in the third quarter of 2011 increased 7.9% at our Pollo Tropical restaurants and increased 5.3% at our Taco Cabana restaurants. The comparable restaurant sales increase at our Pollo Tropical restaurants was primarily a result of higher customer traffic while the comparable sales increases at our Taco Cabana restaurants were due primarily to an increase in average check.

Restaurant operating margins in the third quarter of 2011 were negatively impacted by higher food costs at each of our restaurant brands as cost of sales, as a percentage of total restaurant sales, increased to 32.2% from 30.6%. These increases were partially offset by favorable sales mix changes as well as menu price increases taken in the last twelve months. As a percentage of total restaurant sales, restaurant wages and related expenses decreased to 26.9% in the third quarter of 2011 from 27.8% in the third quarter of 2010 due to the effect of higher sales volumes on fixed labor costs. Advertising expense, as a percentage of total restaurant sales, decreased to 3.7% in the third quarter of 2011 from 4.5% in the third quarter of 2010 as a result of lower advertising spending for our Taco Cabana restaurants due to timing. Operating results were favorably impacted by lower utility costs which, as a percentage of total restaurant sales, decreased to 3.8% in the third quarter of 2011 from 4.1% in the third quarter of 2010.

General and administrative expenses increased to $9.1 million in the third quarter of 2011 from $7.6 million in the third quarter of 2010 due primarily to higher administrative bonus accruals and higher stock-based compensation expense.

Total interest expense increased $1.7 million to $6.7 million in the third quarter of 2011 due to our refinancing activities in the third quarter which included our issuance of the Fiesta Notes.

Our effective income tax rate in the third quarter of 2011, including discrete tax adjustments, increased to 36.8% from 35.6% in the third quarter of 2010 due primarily to discrete tax adjustments of $0.1 million which reduced the provision for income taxes in the third quarter of 2010.

As a result of the above, our net income decreased to $2.4 million in the third quarter of 2011 from $2.7 million in the third quarter of 2010.

Results of Operations

Three Months Ended September 30, 2011 Compared to Three Months Ended September 30, 2010

The following table sets forth, for the three months ended September 30, 2011 and 2010, selected operating results as a percentage of consolidated restaurant sales:

	2011	2010
Restaurant sales:
Pollo Tropical	43.4%	42.6%
Taco Cabana	56.6%	57.4%

Total restaurant sales	100.0%	100.0%

Costs and expenses:
Cost of sales	32.2%	30.6%
Restaurant wages and related expenses	26.9%	27.8%
Restaurant rent expense	3.5%	3.7%
Other restaurant operating expenses	13.7%	14.1%
Advertising expense	3.7%	4.5%
General and administrative	7.5%	6.8%

Since the beginning of the fourth quarter of 2010 through the end of the third quarter of 2011, we have opened four new Pollo Tropical restaurants and four new Taco Cabana restaurants. During the same period we closed three Pollo Tropical restaurants and two Taco Cabana restaurants.

Restaurant Sales. Total restaurant sales increased 8.9% to $120.8 million in the third quarter of 2011 compared to $110.9 million in the third quarter of 2010.

Pollo Tropical restaurant sales in the third quarter of 2011 increased 10.8% to $52.4 million due primarily to an increase in comparable restaurant sales of 7.9% resulting from a 5.8% increase in customer traffic and a 2.1% increase in average check, compared to the third quarter of 2010. In addition, four restaurants opened since the beginning of the third quarter of 2010 contributed $1.9 million in additional sales in the third quarter. The effect of menu price increases taken in the last twelve months, compared to the third quarter of 2010, was approximately 2.0% due to price increases taken primarily in the second quarter of 2011. There were no menu price increases at our Pollo Tropical restaurants in 2010.

Taco Cabana restaurant sales in the third quarter of 2011 increased 7.5% to $68.4 million due primarily to an increase in comparable restaurant sales of 5.3% in the third quarter of 2011 resulting from a 6.4% increase in average check from menu prices increases and a shift in sales mix partially offset by a 1.1% decrease in customer traffic. The effect of menu price increases taken in the last twelve months, compared to the third quarter of 2010, was approximately 3.7%, including price increases taken in the second quarter of 2011 to partially offset recent increases in commodity costs. In addition, five restaurants opened since the beginning of the third quarter of 2010 contributed $1.9 million in additional sales in the third quarter.

Pollo Tropical Operating Costs and Expenses (percentages stated as a percentage of Pollo Tropical restaurant sales). Pollo Tropical cost of sales increased to 33.4% in the third quarter of 2011 from 31.8% in the third quarter of 2010 due primarily to higher commodity prices (1.9%), including chicken (0.8%) and fuel surcharges, partially offset by the effect of menu price increases. Pollo Tropical restaurant wages and related expenses decreased to 23.1% in the third quarter of 2011 from 24.1% in the third quarter of 2010 due primarily to the effect of higher sales volumes on fixed labor costs and lower restaurant-level bonus accruals (0.4%). Pollo Tropical other restaurant operating expenses were 13.3% in both the third quarter of 2011 and 2010 as the effect of higher sales volumes on fixed operating costs was offset by higher repairs and maintenance expense and higher store opening costs. Pollo Tropical advertising expense increased slightly to 3.7% in the third quarter of 2011 from 3.6% in the third quarter of 2010.

Taco Cabana Operating Costs and Expenses (percentages stated as a percentage of Taco Cabana restaurant sales). Taco Cabana cost of sales increased to 31.2% in the third quarter of 2011 from 29.8% in the third quarter of 2010 due primarily to higher commodity prices including beef fajita meat (2.4%) partially offset by the effect of menu price increases taken in the last twelve months. Taco Cabana restaurant wages and related expenses decreased to 29.9% in the third quarter of 2011 from 30.5% in the third quarter of 2010 due primarily to the effect of higher sales volumes on fixed labor costs. Taco Cabana other restaurant operating expenses decreased to 14.1% in the third quarter of 2011 from 14.7% in the third quarter of 2010 due primarily to lower utility costs (0.2%), lower operating supply costs and the effect of higher sales volumes on other fixed operating costs. Taco Cabana advertising expense decreased to 3.7% in the third quarter of 2011 from 5.2% in the third quarter of 2010 due to the timing of promotions in the prior year.

Consolidated Restaurant Rent Expense. Restaurant rent expense, as a percentage of total restaurant sales, decreased to 3.5% in the third quarter of 2011 from 3.7% in the third quarter of 2010 due to the effect of higher sales volumes on fixed rental costs.

Consolidated General and Administrative Expenses. General and administrative expenses increased $1.5 million in the third quarter of 2011 to $9.1 million and, as a percentage of total restaurant sales, increased to 7.5% compared to 6.8% in the third quarter of 2010 due primarily to an increase of $0.4 million in performance-based administrative bonus accruals and higher allocated stock-based compensation expense of $0.2 million. General and administrative expenses included total allocated Carrols’ corporate expenses for executive management, information systems, stock-based compensation expense and certain accounting, legal and other administrative functions of $2.5 million and $1.9 million in the third quarter of 2011 and 2010, respectively.

Adjusted Segment EBITDA. As a result of the factors set forth above, Adjusted Segment EBITDA for our Pollo Tropical restaurants increased to $8.5 million in the third quarter of 2011 from $7.7 million in the third quarter of 2010. Adjusted Segment EBITDA for our Taco Cabana restaurants increased to $7.3 million in the third quarter of 2011 from $6.7 million in the third quarter of 2010.

Depreciation and Amortization Expense. Depreciation and amortization expense was $4.8 million in both the third quarter of 2011 and 2010.

Impairment and Other Lease Charges. Impairment and other lease charges in the third quarter consisted of lease charges of $0.1 million associated with the closure of a Pollo Tropical restaurant in the third quarter of 2011 and $0.1 million of sublease income to reduce our future minimum lease payments and ancillary costs related to a non-operating Taco Cabana restaurant property.

Interest Expense. Total interest expense increased $1.7 million to $6.7 million in the third quarter of 2011 due to interest expense associated with the issuance of $200.0 million of the Fiesta Notes in the third quarter of 2011. Interest expense associated with lease financing obligations was $2.8 million in both the third quarter of 2011 and 2010.

Provision for Income Taxes. The provision for income taxes for the third quarter of 2011 was derived using an estimated effective annual income tax rate for 2011 of 37.1%, which excludes any discrete tax adjustments. Discrete tax adjustments in the third quarter of 2011 decreased the provision for income taxes by $18,000 and resulted in an overall tax rate of 36.8%. The provision for income taxes for the third quarter of 2010 was derived using an estimated effective annual income tax rate for 2010 of 37.7%, which excluded any discrete tax adjustments. Discrete tax adjustments decreased the provision for income taxes by $0.1 million in the third quarter of 2010 and resulted in an overall tax rate of 35.6%.

Net Income. As a result of the foregoing, net income was $2.4 million in the third quarter of 2011 compared to $2.7 million in the third quarter of 2010.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

The following table sets forth, for the nine months ended September 30, 2011 and 2010, selected operating results as a percentage of consolidated restaurant sales:

	2011	2010
Restaurant sales:
Pollo Tropical	43.9%	42.3%
Taco Cabana	56.1%	57.7%

Total restaurant sales	100.0%	100.0%

Costs and expenses:
Cost of sales	32.2%	30.9%
Restaurant wages and related expenses	27.2%	28.1%
Restaurant rent expense	3.5%	3.8%
Other restaurant operating expenses	13.2%	13.9%
Advertising expense	3.5%	3.7%
General and administrative	7.6%	7.3%

Since the beginning of 2010 through the third quarter of 2011, we have opened four new Pollo Tropical restaurants and five new Taco Cabana restaurants. During the same period we closed four Pollo Tropical restaurants and three Taco Cabana restaurants.

Restaurant Sales. Total restaurant sales in the first nine months of 2011 increased 8.6% to $356.8 million from $328.7 million in the first nine months of 2010.

Pollo Tropical restaurant sales in the first nine months of 2011 increased 12.7% to $156.5 million due primarily to an increase in comparable restaurant sales of 10.6% resulting from a 9.3% increase in customer traffic and a 1.3% increase in average check, compared to the first nine months of 2010. The effect of menu price increases in 2011 compared to the first nine months of 2010 was 1.1%. In addition, four restaurants opened since the beginning of 2010 contributed $4.5 million in additional sales in the first nine months of 2011.

Taco Cabana restaurant sales in the first nine months of 2011 increased 5.5% to $200.2 million due primarily to a 4.0% increase in comparable restaurant sales resulting from an increase in average check of 3.8% and an increase in customer traffic of 0.2%, compared to the first nine months of 2010. The effect of menu price increases in 2011 compared to the first nine months of 2010 was 2.8%. In addition, five restaurants opened since the beginning of 2010 contributed $3.9 million in additional sales in the first nine months of 2011.

Pollo Tropical Operating Costs and Expenses (percentages stated as a percentage of Pollo Tropical restaurant sales). Pollo Tropical cost of sales increased to 33.3% in the first nine months of 2011 from 32.3% in the first nine months of 2010 due primarily to higher commodity prices (1.4%), including chicken (0.8%) and fuel surcharges, partially offset by favorable menu item sales mix shifts and the effect of menu price increases. Pollo Tropical restaurant wages and related expenses decreased to 23.5% in the first nine months of 2011 from 24.6% in the first nine months of 2010 due primarily to the effect of higher sales volumes on fixed labor costs and lower workers compensation claim costs (0.3%). Pollo Tropical other restaurant operating expenses decreased to 12.7% in the first nine months of 2011 from 13.2% in the first nine months of 2010 due primarily to lower real estate taxes (0.4%) and the effect of higher sales volumes on other fixed operating costs. Pollo Tropical advertising expense decreased slightly to 2.7% in the first nine months of 2011 from 2.8% in the first nine months of 2010. For all of 2011 our Pollo Tropical advertising expenses are expected to be approximately 2.6% to 2.8% of Pollo Tropical restaurant sales.

Taco Cabana Operating Costs and Expenses (percentages stated as a percentage of Taco Cabana restaurant sales). Taco Cabana cost of sales increased to 31.4% in the first nine months of 2011 from 29.9% in the first nine months of 2010 due primarily to higher commodity prices including beef fajita cost increases (2.0%) partially offset by the effect of menu price increases taken since the beginning of 2010. Taco Cabana restaurant wages and related expenses decreased to 30.1% in the first nine months of 2011 from 30.6% in the first nine months of 2010 due primarily to the effect of higher sales volumes on fixed labor costs and lower medical claim costs (0.2%). Taco Cabana other restaurant operating expenses decreased to 13.6% in the first nine months of 2011 from 14.4% in the first nine months of 2010 due primarily to lower utility costs (0.4%), the reduction of operating supply costs and the effect of higher sales volumes on other fixed operating costs. Taco Cabana advertising expense decreased to 4.1% in the first nine months of 2011 from 4.3% in the first nine months of 2010 due to the timing of promotions. For all of 2011 our Taco Cabana advertising expenses are expected to be approximately 3.9% to 4.1% of Taco Cabana restaurant sales.

Consolidated Restaurant Rent Expense. Restaurant rent expense, as a percentage of total restaurant sales, decreased to 3.5% in the first nine months of 2011 from 3.8% in the first nine months of 2010 due primarily to the effect of higher sales volumes on fixed rental costs.

Consolidated General and Administrative Expenses. General and administrative expenses increased $3.2 million in the first nine months of 2011 to $27.1 million and, as a percentage of total restaurant sales, increased to 7.6% from 7.3% in the first nine months of 2010 due primarily to an increase of $0.9 million in performance-based administrative bonus accruals and higher allocated stock-based compensation expense of $0.6 million. General and administrative expenses included total allocated Carrols’ corporate expenses for executive management, information systems, stock-based compensation expense and certain accounting, legal and other administrative functions of $7.4 million and $6.4 million for the first nine months of 2011 and 2010, respectively.

Adjusted Segment EBITDA. As a result of the factors above, Adjusted Segment EBITDA for our Pollo Tropical restaurants increased to $27.8 million in the first nine months of 2011 from $22.4 million in the first nine months of 2010. Adjusted Segment EBITDA for our Taco Cabana restaurants increased to $20.6 million in the first nine months of 2011 from $20.2 million in the first nine months of 2010.

Depreciation and Amortization. Depreciation and amortization expense increased to $14.6 million in the first nine months of 2011 from $14.4 million in the first nine months of 2010.

Impairment and Other Lease Charges. Impairment and other lease charges in the first nine months of 2011, in addition to the third quarter items discussed above, consisted of $0.6 million in other lease charges for two previously closed Pollo Tropical restaurants, $0.3 million of lease charges for a Taco Cabana restaurant that was closed in the second quarter of 2011, and $0.2 million in lease charges for two previously closed Taco Cabana restaurants.

Impairment and other lease charges in the first nine months of 2010 included $1.4 million of impairment charges for an underperforming Pollo Tropical restaurant, $0.3 million to reduce the fair market value of a previously impaired Pollo Tropical restaurant, impairment charges of $1.1 million for an underperforming Taco Cabana restaurant and $0.3 million to reduce the fair market value of a previously impaired Taco Cabana restaurant.

Interest Expense. Total interest expense increased $1.4 million to $16.3 million in the first nine months of 2011 due to the factors discussed above. Interest expense on lease financing obligations was $8.5 million in the first nine months of 2011 and $8.3 in the first nine months of 2010.

Provision for Income Taxes. The provision for income taxes for the first nine months of 2011 was derived using an estimated effective annual income tax rate for 2011, excluding discrete tax adjustments, of 37.1%. Discrete tax adjustments reduced the provision for income taxes by $0.2 million in the first nine months of 2011 and resulted in an overall tax rate of 36.0%. The provision for income taxes for the first nine months of 2010 was derived using an estimated effective annual income tax rate for 2010, excluding discrete tax adjustments, of 37.7%. Including discrete tax adjustments in the first nine months of 2010 the overall tax rate was 34.1%.

Net Income. As a result of the foregoing, net income increased to $9.7 million in the first nine months of 2011 from $5.9 million in the first nine months of 2010.

Liquidity and Capital Resources

We do not have significant receivables or inventory and receive trade credit based upon negotiated terms in purchasing food products and other supplies. We are able to operate with a substantial working capital deficit because:

•	restaurant operations are primarily conducted on a cash basis;

•	rapid turnover results in a limited investment in inventories; and

•	cash from sales is usually received before related liabilities for food, supplies and payroll become due.

Since 2009, our spending on new restaurant development was limited in order to utilize our free cash flow to reduce Carrols outstanding indebtedness and financial leverage as well as reduce our amounts due to Carrols. We have continued to moderate new restaurant growth in 2011.

On August 5, 2011, we and Carrols LLC each entered into new and independent financing arrangements, the proceeds from which were used to distribute funds to Carrols to enable Carrols to repay its existing indebtedness, as well as to pay accrued interest and all related fees and expenses. On August 5, 2011 we sold $200 million of the Fiesta Notes and entered into a $25 million senior secured revolving credit facility which was undrawn at closing.

Interest payments under our debt obligations, capital expenditures and payments related to our lease obligations represent significant liquidity requirements for us. We believe cash generated from our operations, availability of borrowing under our revolving credit facility and proceeds from anticipated sale-leaseback transactions will provide sufficient cash availability to cover our anticipated working capital needs, capital expenditures and debt service requirements for the next twelve months.

Operating Activities. Net cash provided from operating activities for the first nine months of 2011 increased $6.6 million to $31.3 million from $24.6 million in the first nine months of 2010, due primarily to a reduction in the changes in the components of net working capital, including deferred income taxes, of $4.8 million, and an increase in net income, adjusted for non-cash items including depreciation and amortization, impairment and other lease charges and stock-based compensation expense.

Investing Activities. Net cash used for investing activities in the first nine months of 2011 and 2010 was $9.9 million and $15.6 million, respectively. Capital expenditures are the largest component of our investing activities and include: (1) new restaurant development, which may include the purchase of real estate; (2) restaurant remodeling, which includes the renovation or rebuilding of the interior and exterior of our existing restaurants; (3) other restaurant capital expenditures, which include capital maintenance expenditures for the ongoing reinvestment and enhancement of our restaurants; and (4) corporate and restaurant information systems.

The following table sets forth our capital expenditures for the periods presented (in thousands):

	Pollo Tropical	Taco Cabana	Consolidated
Nine Months Ended September 30, 2011
New restaurant development	$3,075	$6,932	$10,007
Restaurant remodeling	2,281	1,211	3,492
Other restaurant capital expenditures (1)	1,567	2,117	3,684
Corporate and restaurant information systems	421	93	514

Total capital expenditures	$7,344	$10,353	$17,697

Number of new restaurant openings	2	4	6

Nine Months Ended September 30, 2010
New restaurant development	$4,331	$3,183	$7,514
Restaurant remodeling	1,573	2,819	4,392
Other restaurant capital expenditures (1)	1,763	2,259	4,022
Corporate and restaurant information systems	52	53	105

Total capital expenditures	$7,719	$8,314	$16,033

Number of new restaurant openings	—	1	1

1)	Excludes restaurant repair and maintenance expenses included in other restaurant operating expenses in our consolidated financial statements. For the first nine months of 2011 and 2010, total restaurant repair and maintenance expenses were approximately $8.0 million and $7.2 million, respectively.

For 2011 we anticipate that total capital expenditures will range from $22 million to $23 million, although the actual amount of capital expenditures may differ from these estimates. In 2011 we plan to have opened a total of six new Pollo Tropical and Taco Cabana restaurants, all of which were open at the end of the third quarter. Capital expenditures for all of 2011 are expected to include approximately $12 million for the development of new restaurants and purchase of related real estate. Capital expenditures in 2011 also are expected to include expenditures of approximately $9 million to $10 million for the ongoing reinvestment in our restaurant concepts for remodeling costs and capital maintenance expenditures and approximately $1 million of other expenditures.

Investing activities also include sale-leaseback transactions related to our restaurant properties, the net proceeds from which were $7.8 million and $1.8 million in the first nine months of 2011 and 2010, respectively. The net proceeds from these sales in the first and second quarter of 2011 were used to reduce amounts due to Carrols. In the first nine months of 2010 we also purchased one restaurant property for $1.3 million for future sale in a sale-leaseback transaction.

Financing Activities. Net cash used for financing activities in the first nine months of 2011 and 2010 was $14.8 million and $10.1 million, respectively. As discussed above, as a result of our issuance of the Fiesta Notes, we made repayments of indebtedness to Carrols of $133.5 million in the first nine months of 2011 and a dividend payment to Carrols of $75.5 million in the third quarter of 2011. During the first nine months of 2011 we deferred $7.5 million of financing costs pertaining to our financing transactions discussed above.

During the second quarter of 2011, we entered into a sale-leaseback transaction for a restaurant property that did not qualify for sale-leaseback accounting and the net proceeds of $1.7 million were recorded as a lease financing obligation. During the third quarter of 2011 the condition that precluded sale-leaseback accounting was cured. During the first nine months of 2010 we also had proceeds from lease financing obligations of $2.4 million.

New Senior Secured Credit Facility. On August 5, 2011 we entered into a new first lien senior secured revolving credit facility providing for aggregate borrowings of up to $25.0 million (including $10.0 million available for letters of credit). Our new revolving credit facility also provides for incremental increases of up to $5.0 million, in the aggregate, to the revolving credit borrowings available under the facility, and matures on February 5, 2016. Borrowings under the facility bear interest at a per annum rate, at our option, of either (all terms as defined in the senior secured credit facility):

1) the Alternate Base Rate plus the applicable margin of 2.0% to 2.75% based on our Adjusted Leverage Ratio (with an initial applicable margin set at 2.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the facility), or

2) the LIBOR Rate plus the applicable margin of 3.0% to 3.75% based on our Adjusted Leverage Ratio (with an initial applicable margin set at 3.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the facility).

Our obligations under the facility are guaranteed by all of our material subsidiaries and are secured by a first priority lien on substantially all of our assets and those of our material subsidiaries (including a pledge of all of the capital stock and equity interests of our material subsidiaries).

The senior secured credit facility contains certain covenants, including, without limitation, those limiting our and our guarantor subsidiaries’ ability to, among other things, incur indebtedness, incur liens, sell or acquire assets or businesses, change the character of its business in all material respects, engage in transactions with related parties, make certain investments, make certain restricted payments or pay dividends. In addition, the senior secured credit facility requires us to meet certain financial ratios, including a Fixed Charge Coverage Ratio and Adjusted Leverage Ratio (all as defined under the senior secured credit facility).

Our senior secured senior credit facility contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under this facility if there is a default under any of our indebtedness having an outstanding principal amount of $2.5 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. As of October 2, 2011, we were in compliance with the covenants under our senior secured credit facility. After reserving $7.6 million for letters of credit guaranteed by the facility, $17.4 million was available for borrowing at October 2, 2011.

Fiesta Notes. On August 5, 2011, we issued $200.0 million of 8.875% Senior Secured Second Lien Notes Due 2016 pursuant to an indenture dated as of August 5, 2011 governing such notes. The Fiesta Notes mature and are payable on August 15, 2016. Interest is payable semi-annually on February 15 and August 15 with the first interest payment due on February 15, 2012. The Fiesta Notes are guaranteed by all of our material subsidiaries and are secured by second-priority liens on substantially all of our material subsidiaries assets (including a pledge of all of the capital stock and equity interests of our material subsidiaries).

The Fiesta Notes are redeemable at our option in whole or in part at any time after February 15, 2014 at a price of 104.438% of the principal amount plus accrued and unpaid interest, if any, if redeemed before February 15, 2015, 102.219% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2015 but before February 15, 2016 and 100% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2016. Prior to February 14, 2014, we may redeem some or all of the Fiesta Notes at a redemption price of 100% of the principal amount of each note plus accrued and unpaid interest, if any, and a make-whole premium. In addition, at any time prior to February 15, 2014, we may redeem up to 35% of the Fiesta Notes with the net cash proceeds from specified equity offerings at a redemption price equal to 108.875% of the principal amount of each note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

The indenture governing the Fiesta Notes includes certain covenants, including limitations and restrictions on us and our material subsidiaries who are guarantors under such indenture to incur additional debt, issue preferred stock, pay dividends or make distributions in respect of capital stock or make certain other restricted payments or investments, incur liens, sell assets, enter into transactions with affiliates, agree to payment restrictions affecting certain of its material subsidiaries and enter into mergers, consolidations or sales of all or substantially all of our or our material subsidiaries’ assets. These covenants are subject to certain exceptions and qualifications including, without limitation, permitting the spin-off transaction discussed above.

The indenture governing the Fiesta Notes contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under the Fiesta Notes and the indenture if there is a default under any of our indebtedness having an outstanding principal amount of $15.0 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. We were in compliance as of October 2, 2011 with the restrictive covenants of the indenture governing the Fiesta Notes.

Until the consummation of the spin-off, the indenture governing the Fiesta Notes requires us to provide certain financial information and ratios for the last twelve months in this MD & A, all as defined in the indenture. For the twelve month period ended September 30, 2011, Consolidated EBITDAR was $80.0 million; Consolidated EBITDA was $53.4 million; the Consolidated Lease Adjusted Secured Leverage Ratio was 5.18x; and the Consolidated Fixed Charge Coverage Ratio was 1.77x.

Indebtedness. At October 2, 2011, we had total long-term debt outstanding (including current portion) of $324.0 million consisting of $200.0 million of Fiesta Notes, $123.0 million of lease financing obligations and $1.0 million of capital lease obligations.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of September 30, 2011 (in thousands):

	Payments due by period
		Less than	1 - 3	3 - 5	More than
	Total	1 Year	Years	Years	5 Years
Contractual Obligations
Long-term debt obligations, including interest (1)	287,500	17,500	35,000	235,000	—
Capital lease obligations, including interest (2)	1,754	142	281	261	1,070
Operating lease obligations (3)	200,495	17,603	34,290	31,619	116,983
Lease financing obligations, including interest (4)	250,547	10,972	22,085	22,582	194,908

Total contractual obligations	740,296	46,217	91,656	289,462	312,961

(1)	Our long-term debt included $200.0 million of Fiesta Notes. Total interest payments on our Fiesta Notes of $87.5 million for all years presented are included at the coupon rate of 8.875%.
(2)	Includes total interest of $0.7 million for all years presented.
(3)	Represents aggregate minimum lease payments under operating leases. Many of our leases also require contingent rent in addition to the minimum base rent on a percentage of such sales and require expenses incidental to the use of the property, all of which are excluded from this table.
(4)	Includes total interest of $127.5 million for all years presented.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements other than our operating leases, which are primarily for our restaurant properties and not recorded on our consolidated balance sheet.

Inflation

The inflationary factors that have historically affected our results of operations include increases in food and paper costs, labor and other operating expenses and energy costs. Wages paid in our restaurants are impacted by changes in the Federal and state hourly minimum wage rates. Accordingly, changes in the Federal and state hourly minimum wage rates directly affect our labor costs. We typically attempt to offset the effect of inflation, at least in part, through periodic menu price increases and various cost reduction programs. However, no assurance can be given that we will be able to offset such inflationary cost increases in the future.

Effects of New Accounting Standards

In September 2011, the Financial Accounting Standards Board issued guidance on testing goodwill for impairment. The guidance provides entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. We are evaluating the impact of this guidance on our annual testing for goodwill impairment.